[LOGO OMITTED]     USAA FEDERAL SAVINGS BANK
[USAA](R)          =============================================================

                               April 14, 2006

Securities and Exchange Commission
Office of Rulemaking, Division of
         Corporation Finance
100 F Street, NE
Washington, DC 20549
Attention:  Ms. Susan Block

Re:  USAA  Acceptance, LLC (the "Registrant")
     Registration Statement on Form S-3 (File No. 333-131356)

Dear Ms. Block:

         We thank you for your letter of comments dated April 11, 2006 that related to the Registrant's registration statement (file no. 333-131356) (the "Registration Statement").

         In response to your letter we have revised the base prospectus and the form of owner trust prospectus supplement and have also included the confirmation requested with respect to information to be provided. The page references in this letter are to the applicable pages in the base prospectus and form of prospectus supplement. Marked copies of the form of prospectus supplement and the base prospectus, as well as clean copies of each will be sent via hand delivery to your attention as well.

Base Prospectus
---------------

Sponsor Seller and Servicer, page 26
------------------------------------

COMMENT:

1. We note the disclosure you added at the bottom of page 26 regarding USAA outsourcing administrative functions to third party providers. Confirm that you will provide information pursuant to Item 1108 of Regulation AB for any material servicer. Refer to Item 1108(a)(2)(iv) and 1108(a)(3) of Regulation AB.

RESPONSE:

         We have reviewed Item 1108, in particular Item 1108(a)(2)(iv) and
Item 1108(a)(3). We confirm that we will provide information pursuant to Item 1108 of Regulation AB for any material servicer.

COMMENT:


Certain Federal Income Tax Consequences, page 74
------------------------------------------------

Tax Consequences to Holders of the Notes, page 75
-------------------------------------------------

2. We note your response to prior comment 10 and related disclosure. If you are unable to opine on the material tax consequences of certain classes of subordinate notes and these are registered notes, clearly state in your opinion that you are unable to opine on a particular tax consequence, discuss why counsel is unable to opine on that tax consequence, and discuss the possible outcomes and risks to investors of that tax consequence.

RESPONSE:

         Please see the revised disclosure on pages 74, 75, 77, 78, 82 and 83 of the base prospectus and page S-45 of the owner trust prospectus supplement. (No change is necessary with respect to the grantor trust form of prospectus supplement as these trusts issue certificates only.) Please note that in your response to your comments:

         o page S-45 of the form of the owner trust prospectus supplement states that no opinion will be rendered as to the federal income tax treatment of the subordinate notes as debt;

         o page S-45 of the form of owner trust prospectus supplement has been revised to cross-reference the sections in the base prospectus that describe the treatment of the subordinate notes were they to be characterized as debt or were they to be characterized as equity;

         o page 74 and pages 82-83 of the base prospectus have been revised to state why certain classes of notes may not be treated as debt and to include a specific statement with respect to the subordinate notes;

         o page 75 of the base prospectus has been revised to discuss the possible outcomes and risk to investors of the tax consequence to the holders of the subordinate notes if the subordinate notes are treated as equity, and pages 75, 77, 82 and 83 of the base prospectus have been revised to supplement the disclosure regarding these risks and to more clearly identify the sections of the base prospectus where this treatment is discussed; and

         o page 78 of the base prospectus has been revised to specifically reference that if the subordinate notes are treated as equity they will have the same treatment as the certificates described in that section.

         As discussed with Ms. Min, we are hoping to complete the review process shortly and hope to be declared effective by April 28. In this regard, we would appreciate your attention to this filing in a manner that would enable us to meet this time-frame, understanding the many demands facing the Commission with respect to ABS-issuer filings.

         Please contact the undersigned at 210-498-7479 or Renwick D. Martin at 212-839-5319 if you have any questions or further comments.

                                  Sincerely,




                                  By: /s/ Michael Broker
                                      -----------------------------------------
                                      Michael Broker
                                      Vice President and Banking Counsel



cc:   Ron Digiacomo
      Renwick D. Martin